Exhibit 99.85

Vicinity Motors Receives Vicinity Lightning™ EV Orders From ABC
Companies

VANCOUVER, BC – March 29, 2021 – Vicinity Motors Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motors” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it has received initial orders for 10 Vicinity Lightning™ EV buses from its strategic U.S. distribution partner ABC Companies (“ABC”), a leading provider of motorcoach, specialty and transit equipment in North America.

The new Vicinity Lightning™ EV bus brings a unique 28’ low floor offering to the U.S. market. With a flexible floor plan utilizing proven components such as BMW sourced battery packs, modules and components, public and private customers will be able to offer zero emission transportation to a variety of passengers. The 10 new Vicinity Lightning™ EV orders are scheduled to be delivered to ABC in the third and fourth quarters of 2021 for resale into the U.S.

“The size, flexibility and quality of the Vicinity Lightning™ EV bridges the gap between larger buses and lower passenger shuttles, with a very compact footprint which benefits the operators, drivers and passengers. We think it is a real win-win-win,” said Roman Cornell, President and Chief Commercial Officer of ABC Companies. “The Vicinity Lightning™ EV joins the portfolio of zero emission vehicles ABC sells and services to meet the rapidly evolving battery electric market.”

The order is the first from ABC, who recently entered an agreement with Vicinity Motors to distribute its full line of products which currently includes the Vicinity™ heavy duty mid-size bus, the Vicinity Lightning™ EV and Vicinity™ LT light duty models in the United States. The Vicinity line fills key transit and private shuttle roles within the ABC vehicle portfolio, enhancing its offerings to current customers while expanding sales further into the US transit market.

“We anticipate high demand for our clean, sustainable Vicinity Lightning™ EV, and these initial orders mark the beginning of a valuable partnership with the excellent team at ABC,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motors. “People are recognizing the need to move people more efficiently using proven zero emission technology with a smaller environmental footprint, and governments are responding to these demands. In fact, just last week the Government of Canada announced a $2.75 billion investment over the next 5 yearsthat includeszero-emissions public transit and school buses.

“As our customers transition to and adopt electric vehicles, the Vicinity Lightning™ EV provides maximum versatility to support multiple transportation applications utilizing high quality, proven and commercially available technology and industry standardized charging solutions. With our production ramp up, we now have 25 Vicinity Lightning™ EV buses in the production phase and are gearing up for significant growth. We look forward to expanding our reach and sales in the U.S. through our partnership with ABC, driving forward a more sustainable public transit system,” concluded Trainer.

About ABC Companies

ABC Companies is a leading provider to the transportation industry with diverse product and service offerings that cover a full spectrum of operational needs including new and pre-owned full-size highway coach equipment along with transit specialty vehicles including battery electric vehicles. ABC supports customers with a comprehensive after sale service network for service and repairs, collision services, extensive OEM and quality aftermarket parts needs for transit, motorcoach and heavy-duty equipment from ten strategically placed locations throughout the U.S. and Canada. Additionally, private and municipal financing and leasing options are available through the company’s financialservices group - one of the largest financial service providers within the industry. For more information, contact ABC Companies at 800-222-2875 or visit the company web site at www.abc-companies.com.

About Vicinity Motors

Vicinity Motors Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading Canadian supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW, seeks to lead the global transition to a more sustainable public transit system. For more information, please visit www.grandewest.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

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